PlantSnap, Inc.

PROFIT AND LOSS

All Dates

	TOTAL
INCOME	
Billable Expense Income	87.25
Uncategorized Income	11,324.86
Total Income	**$11,412.11**
COST OF GOODS SOLD	
Cost of Goods Sold	5.00
Total Cost of Goods Sold	**$5.00**
GROSS PROFIT	**$11,407.11**
EXPENSES	
Bank Charges & Fees	195.62
Bank of America Credit Card	500.00
Car & Truck	953.32
Development and Maintenance	39,883.50
Insurance	208.77
Meals & Entertainment	671.22
Office Supplies & Software	2,603.91
Other Business Expenses	756.43
Rent & Lease	10,000.00
Travel	2,308.23
Uncategorized Expense	11,000.00
Utilities	1,069.13
Total Expenses	**$70,150.13**
NET INCOME	**$ -58,743.02**